Exhibit 99.1

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD RENEWABLE TO ACQUIRE 488 MW DIVERSIFIED RENEWABLE PORTFOLIO IN BRAZIL

Large-scale portfolio comprising hydro, wind and biomass

•	High-quality, scale portfolio with long-term contracts and multiple renewable technologies – 163 MW hydro, 150 MW wind and 175 MW biomass
•	488 MW of total operating capacity including 55 MW biomass plant expansion in the near-term
•	2.1 million MWh of expected annual generation

HAMILTON, Bermuda, November 20, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced an agreement to acquire a 488 MW multi-technology renewable portfolio in Brazil from Energisa S.A. The transaction represents a total enterprise value of approximately $R2.4 billion (US$935 million), subject to working capital adjustments. The equity purchase price is $R1.4 billion (US$545 million), net of assumed long-term non-recourse debt. Brookfield Renewable will acquire and fund the transaction with its institutional partners and maintain an economic interest in the portfolio of approximately 40 percent.

“This is an attractive opportunity to acquire a diversified portfolio of renewable operating assets in a market we know well, and with an average contract duration of 10 years,” said Richard Legault, President and CEO of Brookfield Renewable. “Brazil remains a long-term growth market in need of new supply, and we remain well positioned to find accretive growth opportunities.”

The acquisition will be funded through available capital from Brookfield Renewable and its institutional partners. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2015.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Press Release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Press Release include statements regarding an acquisition opportunity and the expected completion of such acquisition, the average energy generation and storage capabilities of the assets contemplated by the acquisition and Brookfield Renewable’s access to capital and expected funding for the acquisition. Forward-looking statements can be identified by the use of words such as “expects”, “scheduled”, “estimates”, “approximately” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Press Release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that counterparties to our contracts do not fulfill their obligations; changes in hydrology at the hydroelectric stations or in the wind conditions at the facilities we are acquiring; risks related to our dependency on a supplier in respect of the biomass assets we are acquiring; our inability to complete the transaction or successfully integrate the assets into our business; risks related to economic and legislative developments in Brazil; risks related to the growth of our portfolio and our inability to realize the expected benefits of the contemplated transaction; and our ability to issue equity or debt to fund the acquisition, if necessary, being dependent on capital markets.

We caution that the foregoing list of important factors that may affect our business and operations is not exhaustive. The forward-looking statements represent our views as of the date of this Press Release and should not be relied upon as representing our views as of any date subsequent to November 20, 2014, the date of this Press Release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.